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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
APR 2 4 2009
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaview Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 East 55th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark K. Goodman — 516-542-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Joseph Dougherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaview Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Chris Wilkerson
Notary Public, State of New York
No. 01WI6074356
Qualified in New York County
Commission Expires May 13, 2012

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAVIEW SECURITIES, LLC
117 EAST 55TH STREET
NEW YORK, NEW YORK 10022

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

Seaview Securities LLC
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	696,153
Securities owned, marketable at market value		413,638
Securities owned, not readily marketable, at fair value		182,307
Receivable from brokers, dealers and clearing organization		51,894
Miscellaneous receivable		331,968
Property and equipment, net		19,438
Other assets		38,290
Total assets	**$**	**1,733,688**
Liabilities and Members' Equity		
Liabilities		
Accrued expenses and other liabilities	$	57,386
Due to member		650,000
		707,386
Commitments		
Members' equity		
Total members' equity		1,026,302
Total liabilities and members' equity	**$**	**1,733,688**

The accompanying notes are an integral part of this financial statement.

1. Organization

Seaview Securities LLC (the "Company") is a Delaware Limited Liability Company that was formed on February 3, 2003. The liability of the Members for the losses, debts and obligations of the Company is generally limited to their capital contributions. Effective September 4, 2003, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business, for which it earns fee income, is comprised of private placement transactions and acting as a financial and/or strategic advisor to public and private companies, with its primary focus in the life sciences industry.

The Company entered into a clearing agreement in December 2004, and was subsequently approved to act as an underwriter, by FINRA.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts, time deposits and certificates of deposit purchased with original maturities of three months or less to be cash equivalents.

Income Taxes
The Company is treated as a partnership for Federal and New York State income tax purposes. Consequently, the Company is not subject to Federal and State income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. The Company's fixed assets consist of computer equipment, which is being depreciated over a useful life of three years. At December 31, 2008, the cost and accumulated depreciation of these assets is $66,866 and $47,428 respectively.

3. Significant Accounting Pronouncements

In December 2008, the Financial Accounting standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" which allows certain enterprises to defer the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of interpretation 48 in accordance with this FSP.

4. Securities Owned

During 2005, as compensation for services rendered to diaDexus Inc., the Company was given common stock warrants to purchase Series E Preferred Stock. During 2006, as compensation for services rendered to VaxInnate Inc., the Company was given common stock warrants to purchase Series C Preferred Stock. During 2007, as compensation for services rendered to Topaz Pharmaceuticals Inc., the Company was given common stock warrants to purchase Series A Preferred Stock. During 2008, as compensation for services rendered to LigoCyte Pharmaceuticals Inc., and VaxInnate Inc., the Company was given common stock warrants to purchase Series A Preferred Stock and C Preferred Stock, respectively.

The Company has recorded the warrants at fair value, which was determined by management to be $10,789, $49,128, $45,514 and $75,526 at December 31, 2008 for diaDexus Inc., VaxInnate Inc., Topaz Pharmaceutical, Inc. and LigoCyte Pharmaceuticals Inc., respectively.

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2008, the Company had net capital, as defined, of $423,042, which exceeded the required minimum net capital of $100,000 by $323,042. Aggregate indebtedness at December 31, 2008 totaled $707,386. The ratio of aggregate indebtedness to net capital was 1.67 to 1.

6. Commitments

Lease

The Company leases office space, including furnishings, fixtures, and equipment. The lease calls for monthly rent of $7,500 and other miscellaneous charges, as stipulated in the lease. The lease, which does not call for rent escalations, expires on June 30, 2011 with the option of renewal by the tenant and the landlord within six months of the expiration date.

A schedule of future minimum annual rental payments due is as follows:

Year Ending December 31,	Amount
2009	$ 97,800
2010	100,800
2011	51,000
	$ 249,600

7. Fair Value Measurements

The Company adopted SFAS No. 157, "Fair Value Measurements," as of January 1, 2008 which expands disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category include listed equities and listed derivatives. As required by SFAS No. 157, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale could reasonably impact the quoted price.

Level 2 Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate debt, less liquid and restricted equity securities and warrants.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include interests in corporate private equity.

The following table summarizes the valuation of the Company's investments by SFAS No. 157 fair value hierarchy as of December 31, 2008.

Description	Total	Level 1	Level 2	Level 3
Trading Securities	$ 413,638	$ 413,638	$ -	$ -
Venture Capital Investments	182,307	-	-	$ 182,307
Total	$ 595,945	$ 413,638	$ -	$ 182,307

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2008.

	Total	Venture Capital Investments
Beginning Balance, January 1, 2008	$ 89,052	$ 89,052
Total gains or losses	(7,333)	(7,333)
Purchases	106,288	106,288
Transfers in/out of Level 3	(5,700)	(5,700)
Ending Balance, December 31, 2008	$ 182,307	$ 182,307

8. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

****

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditor's Report

To the Board of Directors
Seaview Securities LLC

We have audited the accompanying statement of financial condition of Seaview Securities LLC, (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seaview Securities LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lake Success, N.Y.
February 14, 2009